UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the
Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 333-57009

Iron Age Holdings Corporation

(Exact name of registrant as specified in its charter)

Robinson Plaza Three, Suite 400 Pittsburgh, PA 15205 (412) 787-4100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

12 1/8% Senior Discount Notes due 2009

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12(g)-4(a)(1)(i) Rule 12(g)-4(a)(1)(ii) Rule 12(g)-4(a)(2)(i) Rule 12(g)-4(a)(2)(ii)	[ ] [ ] [ ] [ ]	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	[ ] [ ] [ ] [ ] [ X ]

Approximate number of holders of record as of the certification or notice date: 0

     Pursuant to the requirements of the Securities Exchange Act of 1934, Iron Age Holdings Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 12, 2004
Iron Age Holdings Corporation
By: /s/ Bart R. Huchel Name: Bart R. Huchel Title: Vice President-Finance Chief Financial Officer and Treasurer (Principal financial and accounting officer)